Exhibit 99.1

SGOCO GROUP, LTD. ANNOUNCES
RECORD REVENUE AND NET INCOME FOR 2010 THIRD QUARTER

Jinjiang City, China – November 17, 2010 – SGOCO Group, Ltd. (OTCBB: SGTLF), (the “Company” or “SGOCO”), a national distributor, designer and manufacturer of flat panel displays, including liquid crystal display (“LCD”) and LED PC Monitors, TVs and application-specific display solutions in China, today announced its unaudited operating results for the three and nine months ended September 30, 2010.

Third Quarter 2010 vs. Third Quarter 2009
•	Total revenue increased by 295.0% to $71.7 million, compared to $18.2 million;
•	Gross margin was 13.6%, compared to 24.4%;
•	Operating income increased by 114.5% to $8.9 million, compared to $4.2 million;
•	Net income increased by 113.2% to $7.5 million compared to $3.5 million.
•	Fully diluted EPS was $0.79, as compared to $0.42.
•	Non-GAAP diluted EPS, which excludes changes in fair value related to warrant derivative liability, was $0.77 up from $0.42.

Nine Months 2010 vs. Nine Months 2009
•	Total revenue increased by 304.8% to $134.1 million, compared to $33.1 million;
•	Gross margin was 14.4%, compared to 15.2%;
•	Operating income was $15.9 million, compared to $4.4 million;
•	Net income increased by 252.7% to $11.9 million, compared to $3.4 million.
•	Fully diluted EPS was $1.28, as compared to $0.40.
•	Non-GAAP diluted EPS, which excludes changes in fair value related to warrant derivative liability, was $1.37, up from $0.40.

 ___________________________
1 The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Management’s Discussion & Analysis of the Results of Operations for the Three Months Ended September 30, 2010

The following analysis compares the results of operations for the third quarter of 2010 with those of the third quarter of 2009.

Revenue
Revenue for the third quarter ended September 30, 2010 was $71.7 million, an increase of 295.0% from $18.2 million in the third quarter of 2009. The Company saw strong sales growth as it expanded its sales base with new customers. Additionally, the improved economic environment and strong growth in exports supported the trend.

Gross Margin
The gross margin as a percent of sales was 13.6% for the three months ended September 30, 2010, compared to 24. 4% for the three months ended September 30, 2009. The gross margin in the third quarter 2009 was exceptionally high due to a firming of average selling prices while at the same time the Company sold inventory that had been acquired at depressed prices during the financial crisis.  The costs related to SGOCO Club were $0.3 million for the three months ended September 30, 2010. We did not incur any costs during the three months ended September 30, 2009, as the SGOCO Club model was established in the fourth quarter of 2009.

Net Income and EPS
Net income for the third quarter of 2010 was $7.5 million, compared to $3.5 million recorded for the same period last year. Non-GAAP net income which excludes changes in fair value related to warrant derivative liability was $7.3 million, compared to $3.5 million a year ago. Diluted EPS was $0.79 in the third quarter of 2010, compared to $0.42 in the third quarter of 2009. Non-GAAP diluted EPS, which excludes changes in fair value of warrant derivative liability, was $0.77 in the third quarter of 2010, compared to $0.42 in the third quarter of 2009.

Operating Expenses
Selling, general and administrative expenses amounted to approximately $0.9 million for the three months ended September 30, 2010, an increase of approximately $0.6 million, or 202. 2% compared to $0.3 million for the three months ended September 30, 2009. As the Company’s sales increased, selling expenses increased accordingly.  The increase in general and administrative expenses was mainly due to: (i) additional costs related to professional fees including audit and legal fees associated with being a public company as it completed its reverse merger in March 2010 and (ii) increase in headcount to meet production growth and the hiring of new officers.

Provision for Income Taxes
Income tax was $1.1 million for the three months ended September 30, 2010 compared to $0.5 million, during the three months ended September 30, 2009. The increase in income taxes resulted from the Company’s greater profits.

Cash and Working Capital
As of September 30, 2010, the Company had cash and cash equivalents of $11.8 million and working capital of $24.8 million, compared to $5.8 million and $7.9 million, respectively, as of December 31, 2009. The Current Ratio was 1.29 as of September 30, 2010 compared to 1.17 as of December 31, 2009.

“2010 has been a year of transformation as SGOCO became a public company. We have taken several steps to strengthen our position and take advantage of new business opportunities in the Chinese emerging markets. We are thrilled with the performance and strength of our business. The $71.7 million in revenue for the quarter and over $7.5 million in net income, both represent all-time records for SGOCO,” said Mr. Or, CEO and President of SGOCO.

“We sold more in the three months ending September 30, 2010 than we did in the entire first six months of 2010.We have increased the number of SGOCO Club partners to 403 stores as of September 30, 2010. This is a proven record of our capability to capitalize on the growth opportunities in the markets. As we remain committed to our strategy of multiple brands and multiple channels, we expect more exciting developments for the remainder of the year,” added Mr. Or.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a national distributor, designer and manufacturer of branded flat panel displays, including LCD/LED PC monitors, LCD/LED TVs and application-specific display products in China. SGOCO is dedicated to providing high quality, branded flat panel display solutions at affordable prices for Chinese consumers and emerging markets worldwide.

For more information about SGOCO, please visit http://www.sgocogroup.com

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. The Company assumes no obligation to update any of the information contained or referenced in this press release.

About Non-GAAP Financial Measures

We use non-GAAP adjusted net earnings to measure the performance of our business internally by excluding non-cash charges related to warrants and shared-based compensation. We believe that the non-GAAP adjusted financial measure allows us to focus on managing business operating performance because the measure reflects our essential operating activities and provides a consistent method of comparison to historical periods. We believe that providing the non-GAAP measures that we use internally is useful to investors for a number of reasons. The non-GAAP measure provides a consistent basis for investors to understand our financial performance in comparison to historical periods without variation of non-recurring items and non-operating related charges. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment regarding which charges are excluded from the non-GAAP financial measure. However, we compensate for these limitations by providing the relevant disclosure of the items excluded.

The following table provides a non-GAAP financial measure and a reconciliation of that non-GAAP measure to the GAAP net income:

SGOCO GROUP, LTD.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended September 30, 2010				Three Months Ended September 30, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$7,531	(211)	(a)	$7,320	$3,533	-	(c)	$3,533
Net margin	10.5%	(0.3)	%(a)	10.2%	19.5%	-	(c)	19.5%
Diluted EPS	$0.79	$(0.02)	(d)	$0.77	$0.42	-	(c)	$0.42

	Nine Months Ended September 30, 2010				Nine Months Ended September 30, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$11,915	$814	(b)	$12,729	$3,378	-	(c)	$3,378
Net margin	8.9%	0.6	%(b)	9.5%	10.2%	-	(c)	10.2%
Diluted EPS	$1.28	$0.09	(d)	$1.37	$0.40	-	(c)	$0.40

(a)
Adjustment to exclude changes in fair value related to warrant derivative liability of $(211,000) from other expense(income), which was reported in the unaudited consolidated statements of income and other comprehensive income.

(b)
Adjustment to exclude changes in fair value related to warrant derivative liability of $814,000 from other expense (income), which was reported in the unaudited consolidated statements of income and other comprehensive income.

(c)	Changes in fair value related to warrant derivative liability only incurred from the first quarter of 2010. No such expense (income) was incurred in 2009.
(d)
Non-GAAP diluted EPS is computed by dividing Non-GAAP net income attributable to SGOCOTechnology, Ltd. by the weighted average number of dilutive ordinary shares outstanding for the respective periods.

For investor and media inquiries, please contact:
Company Contact	Investor Relations Representative
China	United States
SGOCO Group, Ltd.	The Equity Group, Inc.
Peggy Yuan	Lena Cati
Tel: + 86-10-5879-7435 ext 808	Tel: 212 836-9611 / lcati@equityny.com
Email: peggy@sgoco.com	Linda Latman
Tel: 212 836-9609 / llatman@equityny.com

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31
	2010	2009
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$11,827,788	$5,808,013
Restricted cash	6,325,444	5,596,699
Accounts receivable, trade	48,717,301	18,641,548
Accounts receivable - related parties	251,299	224,407
Other receivables	216,041	121,226
Other receivables - related parties	656,154	-
Inventories	25,375,216	4,011,505
Advances to suppliers	17,246,462	11,950,074
Advances to suppliers - related parties	27,315	8,954,051
Other current assets	374,080	20,746
Total current assets	111,017,100	55,328,269

PLANT AND EQUIPMENT, NET	17,228,019	15,729,350

OTHER ASSETS
Intangible assets, net	8,553,629	8,412,366
Other non-current assets	-	2,693
Total other assets	8,553,629	8,415,059

Total assets	$136,798,748	$79,472,678

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$36,074,666	$3,490,937
Accrued liabilities	126,106	74,147
Bank overdraft	1,476,136	717,562
Notes payable	21,703,423	18,709,038
Short-term loan	22,177,905	19,230,756
Other payables	1,024,567	382,978
Other payables - related parties	-	198,875
Customer deposits	2,054,556	457,761
Customer deposits - related parties	-	335,056
Taxes payable	1,598,324	3,872,916
Total current liabilities	86,235,683	47,470,026

OTHER LIABILITIES
Warrant derivative liability	1,908,698	-
Put option derivative liability	2,000,000	-
Total other liabilities	3,908,698	-

Total liabilities	90,144,381	47,470,026

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized,nil issued and outstanding as of September 30, 2010 and December 31, 2009	-	-
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 16,094,756 and 14,300,000 issued and outstanding as of September 30, 2010 and December 31, 2009	16,095	14,300
Paid-in-capital	19,037,683	17,263,916
Statutory reserves	2,726,310	1,286,942
Retained earnings	21,870,055	11,394,086
Accumulated other comprehensive income	3,004,224	2,043,408
Total shareholders' equity	46,654,367	32,002,652

Total liabilities and shareholders' equity	$136,798,748	$79,472,678

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
REVENUES:
Revenues	$55,901,224	$12,922,389	$97,032,397	$25,974,808
Revenues - related parties	-	2,540,575	12,549,795	4,080,501
Other operating income	15,845,849	2,700,762	24,505,507	3,073,125
Total revenues	71,747,073	18,163,726	134,087,699	33,128,434

COST OF GOODS SOLD:
Cost of goods sold	47,671,144	9,842,811	82,316,858	22,951,362
Cost of goods sold - related parties	-	2,061,702	10,230,151	3,003,741
Other operating expenses	14,306,692	1,821,043	22,228,435	2,143,474
Total cost of goods sold	61,977,836	13,725,556	114,775,444	28,098,577

GROSS PROFIT	9,769,237	4,438,170	19,312,255	5,029,857

OPERATING EXPENSES:
Selling expenses	182,922	38,810	366,347	76,677
General and administrative expenses	679,907	246,739	3,034,763	515,049
Total operating expenses	862,829	285,549	3,401,110	591,726

INCOME FROM OPERATIONS	8,906,408	4,152,621	15,911,145	4,438,131

OTHER INCOME (EXPENSES):
Interest income	20,422	2,022	63,184	3,618
Interest expense	(267,799)	(218,490)	(660,319)	(576,378)
Other income (expense), net	(274,813)	109,585	(563,901)	6,037
Change in fair value of warrant derivative liability	211,080	-	(813,748)	-
Total other income (expenses), net	(311,110)	(106,883)	(1,974,784)	(566,723)

INCOME BEFORE PROVISION FOR INCOME TAXES	8,595,298	4,045,738	13,936,361	3,871,408

PROVISION FOR INCOME TAXES	1,064,181	512,501	2,021,024	493,170

NET INCOME	7,531,117	3,533,237	11,915,337	3,378,238

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	793,940	248,776	960,816	(22,765)

COMPREHENSIVE INCOME	$8,325,057	$3,782,013	$12,876,153	$3,355,473

EARNINGS PER SHARE:
Basic	$0.79	$0.42	$1.29	$0.40
Diluted	$0.79	$0.42	$1.28	$0.40

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	9,527,932	8,500,000	9,260,594	8,500,000
Diluted	9,527,932	8,500,000	9,278,054	8,500,000

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

						Accumulated
				Retained Earnings		Other
	Ordinary Shares		Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, December 31, 2008	14,300,000	$14,300	$14,183,916	$571,035	$4,950,920	$2,060,272	$21,780,443

Shareholder contribution			2,090,000				2,090,000
Net income					3,378,238		3,378,238
Adjustment for statutory reserve				345,219	(345,219)		-
Foreign currency translation adjustment						(22,765)	(22,765)

BALANCE, September 30, 2009 (Unaudited)	14,300,000	14,300	16,273,916	916,254	7,983,939	2,037,507	27,225,916

Shareholder contribution			990,000				990,000
Net income					3,780,835		3,780,835
Adjustment for statutory reserve				370,688	(370,688)		-
Foreign currency translation adjustment						5,901	5,901

BALANCE, December 31, 2009	14,300,000	14,300	17,263,916	1,286,942	11,394,086	2,043,408	32,002,652

Shares issued for recapitalization	1,027,933	1,028	4,501,937				4,502,965
Shares placed in escrow	766,823	767					767
Payments of financing costs							-
Shareholder contribution			366,780				366,780
Reclassification of warrants to derivative liabilities			(1,094,950)				(1,094,950)
Reclassification of put options to derivative liabilities			(2,000,000)				(2,000,000)
Net income					11,915,337		11,915,337
Adjustment for statutory reserve				1,439,368	(1,439,368)		-
Foreign currency translation adjustment						960,816	960,816

BALANCE, September 30, 2010 (Unaudited)	16,094,756	$16,095	$19,037,683	$2,726,310	$21,870,055	$3,004,224	$46,654,367

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended September 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,915,337	$3,378,238
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	721,805	448,129
Change in fair value of warrant derivative liability	813,748	-
Change in fair value of put option	-	-
Change in operating assets and liabilities:
Accounts receivable, trade	(29,182,600)	(21,833,913)
Accounts receivable - related parties	(21,915)	2,145,577
Other receivables	(105,946)	(975,496)
Inventories	(20,912,054)	(1,196,871)
Advances to suppliers	(4,964,267)	(4,862,812)
Advances to suppliers - related parties	8,951,625	(39,341)
Other current assets	(262,349)	34,300

Change in operating liabilities
Accounts payable, trade	31,947,666	425,168
Accrued liabilities	(84,554)	16,343
Notes payables	2,566,425	5,124,510
Other payables	622,750	(3,596,085)
Other payables - related parties	(900,754)	10,990,431
Customer deposits	1,559,863	1,142,742
Customer deposits - related parties	(335,970)	(29,680)
Taxes payable	(2,312,911)	964,889
Net cash provided by (used in) operating activities	15,899	(7,863,871)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments on equipments and construction-in-progress	(2,577,280)	(3,032,202)
Purchase of intangible assets	(6,384)	(4,897,543)
Cash received from legal acquirer	5,913	-
Net cash used in investing activities	(2,577,751)	(7,929,745)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(603,623)	(2,270,419)
Bank overdraft	730,979	1,268,282
Proceeds from government	735,500	2,492,030
Proceeds from short-term loan	23,376,595	12,313,560
Repayments on short-term loan	(20,867,069)	-
Shareholder contribution	366,780	2,090,000
Proceeds from recapitalization	5,388,083	-
Repayments on shareholder promissory notes	(100,000)	-
Payments of financing costs	(666,468)	-
Net cash provided by financing activities	8,360,777	15,893,453

EFFECT OF EXCHANGE RATE ON CASH	220,850	(23,742)

INCREASE IN CASH	6,019,775	76,095

CASH, beginning of period	5,808,013	352,568

CASH, end of period	$11,827,788	$428,663

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid (net of amount capitalized)	$660,319	$576,378
Income taxes paid	$1,183,405	$-
Non-cash investing activities
Construction-in-progress transferred to property plant and equipment	$2,697,347	$-